UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
June 27, 2014

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
(in thousands)

		2013			2012
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,671,715	$186,493	$2,858,208	$1,795,212	$165,660	$1,960,872

Receivables:

Plan sponsor contributions	31,999	10,396	42,395	30,721	5,332	36,053

Notes receivable from participants	51,782	—	51,782	41,633	—	41,633

Other receivables	12,802	801	13,603	2,258	—	2,258

Total assets	2,768,298	197,690	2,965,988	1,869,824	170,992	2,040,816

Liabilities

Accrued expenses	19	19	38	15	14	29

Other liabilities	9,037	1,442	10,479	2,109	416	2,525

Total liabilities	9,056	1,461	10,517	2,124	430	2,554

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,516)	—	(20,516)	(24,824)	—	(24,824)

Net assets available for benefits	$2,738,726	$196,229	$2,934,955	$1,842,876	$170,562	$2,013,438

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and 2012
(in thousands)

		2013			2012
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$14,187	$—	$14,187	$13,148	$—	$13,148
Dividends	70,208	2,945	73,153	32,293	2,680	34,973
Net appreciation in fair value of investments	206,547	29,798	236,345	166,951	71,530	238,481
Net investment gain	290,942	32,743	323,685	212,392	74,210	286,602
Interest income from notes receivable	2,171	—	2,171	1,810	—	1,810
Participant contributions	83,243	—	83,243	63,958	—	63,958
Plan sponsor contributions	40,969	10,396	51,365	34,620	5,332	39,952
Total additions	417,325	43,139	460,464	312,780	79,542	392,322

Deductions from net assets:

Distributions to and withdrawals by participants	207,630	7,776	215,406	107,107	5,417	112,524
Administrative expenses	(263)	—	(263)	220	—	220
Total deductions	207,367	7,776	215,143	107,327	5,417	112,744
Net increase in net assets	209,958	35,363	245,321	205,453	74,125	279,578
Transfers from non-participant directed	9,696	(9,696)	—	6,997	(6,997)	—
Plan transfers	676,196	—	676,196	42,327	—	42,327
Net assets available for benefits at beginning of year	1,842,876	170,562	2,013,438	1,588,099	103,434	1,691,533
Net assets available for benefits at end of year	$2,738,726	$196,229	$2,934,955	$1,842,876	$170,562	$2,013,438

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2013 and 2012 was $57,621 and $41,191, respectively. Forfeitures used in 2013 and 2012 were $8,101 and $39,402, respectively.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in Fidelity Freedom K® Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

Effective January 1, 2011, Eastman will make a "true-up" contribution for those participants who are eligible to receive a matching contribution under the Plan. Matching contributions made during the plan year will go through a year-end "true-up" to ensure that the matching contribution is based on the employee's total deferrals made to the Plan during the year. The true-up match ensures that the employee will receive 50% for each pre-tax dollar contributed on the first 7% of pay on qualified compensation up to the 401(a)(17) limit in effect.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $17,500 for 2013 and $17,000 for 2012 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional 35% of qualifying compensation, as defined in the Plan, for 2013 and 2012 up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the employees' ESOP Fund accounts for employees' first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2013, $51.8 million in notes receivable from participants were outstanding for terms of 1 to 61 months and interest rates ranging from 3.25% to 7.75%. At December 31, 2012, $41.6 million in notes receivable from participants were outstanding for terms from 1 to 64 months and interest rates ranging from 4.25% to 7.00%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participants' principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

As described by USGAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by USGAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Investment policy and valuation

The Plan's investments are stated at fair value. If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Managed Income Fund is reported at fair value based on valuation policies as determined by IPCO utilizing information provided by the contract issuers. The Managed Income Fund is comprised of synthetic investment contracts that include interests in individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return. The underlying securities are valued at quoted market prices. The wrap contracts are valued using the market value method (see Note 7).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments to participants

Benefit payments to participants are recorded when paid.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2013 and 2012 are shares of the sponsor's common stock amounting to $407 million and $312 million, respectively. This investment represents 14.2% and 15.9% of total investments at December 31, 2013 and 2012, respectively. A significant decline in the market value of the sponsor's stock would significantly affect the net assets available for benefits.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $32 million and $30.7 million and for the non-participant-directed ESOP Fund of $10.4 million and $5.3 million at December 31, 2013 and 2012, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2013 and 2012 were approximately $51.8 million and $41.6 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.2 million and $1.8 million for 2013 and 2012, respectively.

6.	INVESTMENTS

At December 31, 2013 and 2012, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the fair value of investments by type at December 31, 2013 and 2012, respectively.

(in thousands)	2013	2012

Cash	$1,721	$4,307
Eastman Chemical Company common stock	407,148	311,966
Mutual funds	1,373,081	842,613
Managed income fund	1,049,235	781,360
Self-directed brokerage account	27,023	20,626

Total	$2,858,208	$1,960,872

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2013 and 2012:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2013, the Trustee purchased 1,924,300 shares of Eastman common stock for the fund at an average price of $72.49 per share, and sold 1,290,900 shares of Eastman common stock for the fund at an average price of $75.48 per share. During 2012, the Trustee purchased 1,402,500 shares of Eastman common stock for the fund at an average price of $49.51 per share and sold 3,319,200 shares at an average price of $52.54 per share. Dividends paid from the Eastman Stock Fund totaled $3.2 million and $3.1 million in 2013 and 2012, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2013, the Trustee purchased 85,300 shares of Eastman common stock for the fund at an average price of $73.77 per share, and sold 181,200 shares of Eastman common stock for the fund at an average price of $74.40 per share. During 2012, the Trustee purchased 107,800 shares of Eastman common stock for the fund at an average price of $54.39 per share, and sold 200,300 shares at an average price of $53.91 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

At December 31, 2013 and 2012, the following investments represented 5% or greater of ending net assets:

(in thousands)	December 31, 2013
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	2,756	$222,376
Eastman Chemical Company Common Stock, Non-Participant Directed	2,290	184,772
Fidelity Contrafund K	1,695	162,796

(in thousands)	December 31, 2012
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	2,174	$147,911
Eastman Chemical Company Common Stock, Non-Participant Directed	2,411	164,055
Fidelity Contrafund K	1,564	121,194
PIMCO Total Return Institutional Class	12,605	141,677
USTN 1.75% 7/31/15	—	106,692

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

During 2013 and 2012, the Plan's investments appreciated as follows:

(in thousands)
	2013	2012

Eastman Chemical Company Common Stock, Participant Directed	$29,798	$71,530
Eastman Chemical Company Common Stock, Participant Directed	36,256	93,309
Mutual Funds	170,291	73,642
Total	$236,345	$238,481

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.

•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The average yields for the Fund for the years ended December 31, 2013 and 2012 are as follows:

Average yields:	2013	2012

Based on actual earnings	1.51%	1.57%
Based on interest rate credited to participants	1.44%	1.71%

The weighted average crediting interest rate for the Fund was 1.47% and 1.77% at December 31, 2013 and 2012, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Fund, by investment type, as of December 31, 2013 and 2012 was as follows:

(in thousands)	2013	2012

Security backed investments:
Underlying assets at fair value	$1,049,235	$781,360
Adjustment to contract value	(20,516)	(24,824)
Total contract value	$1,028,719	$756,536

8.	FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Synthetic guaranteed investment contract ("GIC"): Valued at fair value by discounting the related cash flows based on the current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Corporate securities: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Government securities: Valued using pricing models maximizing the use of observable inputs for similar securities.

Mortgage-backed securities: Mortgage-backed securities are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date, and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Self-directed brokerage account: Unit valuation based on the underlying NAV of the mutual funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012:

(in thousands)
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$1,721	$1,721	$—
Eastman common stock	407,148	407,148	—
Mutual funds:
Balanced/hybrid	132,548	132,548	—
Bond funds	101,897	101,897	—
International	105,607	105,607	—
Large blend	204,488	204,488	—
Large growth	275,334	275,334	—
Mid blend	43,728	43,728	—
Mid growth	58,783	58,783	—
Money market	457	457	—
Small blend	127,266	127,266	—
Target date funds	322,973	322,973	—
Managed income fund:
Corporate securities	223,876	—	223,876
Fidelity short-term investment fund	25,047	—	25,047
Government securities	621,058	—	621,058
Mortgage-backed securities	164,477	—	164,477
Other	14,590	—	14,590
Synthetic GIC	187	—	187
Self-directed brokerage account - mutual funds	27,023	27,023	—
Total	$2,858,208	$1,808,973	$1,049,235

(in thousands)
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$4,307	$4,307	$—
Eastman common stock	311,966	311,966	—
Mutual funds:
Balanced/hybrid	58,637	58,637	—
Bond funds	141,677	141,677	—
International	65,634	65,634	—
Large blend	96,368	96,368	—
Large growth	201,794	201,794	—
Mid blend	19,539	19,539	—
Mid growth	25,114	25,114	—
Money market	1	1	—
Small blend	87,051	87,051	—
Target date funds	146,798	146,798	—
Managed income fund:
Corporate securities	164,051	—	164,051
Fidelity short-term investment fund	43,189	—	43,189
Government securities	468,949	—	468,949
Mortgage-backed securities	93,842	—	93,842
Other	10,429	—	10,429
Synthetic GIC	900	—	900
Self-directed brokerage account - mutual funds	20,626	20,626	—
Total	$1,960,872	$1,179,512	$781,360

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

There are no redemption restrictions on the mutual fund investments. They are fully liquid and can be redeemed on a daily basis. There were no transfers between levels during 2013 and 2012. Also, there are no Level 3 investments at December 31, 2013 and 2012.

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $13.6 million and $2.3 million at December 31, 2013 and 2012, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $10.5 million and $2.5 million at December 31, 2013 and 2012, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2013 and 2012, $9.7 million and $7.0 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in April 2014, in which the IRS stated that the Plan is in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2013 and 2012, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. For 2013 and 2012, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.	PLAN TRANSFERS

Effective July 2, 2012, Eastman acquired Solutia, Inc. The Solutia, Inc. Savings and Investment Plan (the "Solutia Plan") was originally established effective September 1, 1997 and effective April 1, 2013, the Non-Union portion was merged with and into the Plan with the remaining account balances merged with and into the Plan effective June 3, 2013.

Effective August 9, 2011, Eastman acquired Eastman Chemical Texas City, Inc., formerly Sterling Chemicals, Inc. The Sterling Chemicals, Inc. Savings and Investment Plan was originally established effective August 1, 1986 and effective April 2, 2012, was merged with and into the Plan.

16.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(in thousands)	December 31, 2013	December 31, 2012

Investments at fair value	$2,858,208	$1,960,872
Notes receivable from participants	51,782	41,633
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,516)	(24,824)
Total investments per Form 5500	$2,889,474	$1,977,681

17.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2013 and June 27, 2014 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 2,756 shares	**	$222,376
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 2,290 shares	165,717	184,772
	Subtotal - Common Stock			407,148
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,721	1,721
	Subtotal - Cash			1,721
*	Fidelity FUND K	Registered Investment Company, 1,424 shares	**	60,700
*	Fidelity PURITAN K	Registered Investment Company, 6,246 shares	**	132,548
*	Fidelity MAGELLAN K	Registered Investment Company, 608 shares	**	56,096
*	Fidelity CONTRAFUND K	Registered Investment Company, 1,695 shares	**	162,796
*	Fidelity Spartan 500 INDEX INST	Registered Investment Company, 1,350 shares	**	88,394
*	FID INTL DISCOVERY K	Registered Investment Company, 1,662 shares	**	67,148
*	Fidelity BLUE CHIP GR K	Registered Investment Company, 709 shares	**	44,961
*	FID RETIRE MMKT	Registered Investment Company, 457 shares	**	457
*	Fidelity Freedom K INCOME	Registered Investment Company, 535 shares	**	6,395
*	Fidelity Freedom K 2000	Registered Investment Company, 217 shares	**	2,654
*	Fidelity Freedom K 2005	Registered Investment Company, 485 shares	**	6,521
*	Fidelity Freedom K 2010	Registered Investment Company, 1,423 shares	**	19,964
*	Fidelity Freedom K 2015	Registered Investment Company, 2.291 shares	**	32,627
*	Fidelity Freedom K 2020	Registered Investment Company, 4,804 shares	**	71,485
*	Fidelity Freedom K 2025	Registered Investment Company, 2,754 shares	**	42,715
*	Fidelity Freedom K 2030	Registered Investment Company, 3,614 shares	**	57,321
*	Fidelity Freedom K 2035	Registered Investment Company, 1,504 shares	**	24,640
*	Fidelity Freedom K 2040	Registered Investment Company, 1,618 shares	**	26,643
*	Fidelity Freedom K 2045	Registered Investment Company, 703 shares	**	11,803
*	Fidelity Freedom K 2050	Registered Investment Company, 1,198 shares	**	20,205
	CLIPPER FUND	Registered Investment Company, 201 shares	**	18,511
	FKLN SMMIDCP GRTH R6	Registered Investment Company, 1,365 shares	**	58,783
	JPM EQUITY INCOME R5	Registered Investment Company, 2,826 shares	**	36,883
	NB GENESIS - INST CL	Registered Investment Company, 1,414 shares	**	87,513
	PIM TOTAL RT INST	Registered Investment Company, 9,532 shares	**	101,897
*	SPTN EXT MKT IDX ADV	Registered Investment Company, 819 shares	**	43,728
*	SPTN INTL INDEX INS	Registered Investment Company, 350 shares	**	14,240
	TCW SELECT EQUITY I	Registered Investment Company, 454 shares	**	11,481
	TEMPLETON FOREIGN R6	Registered Investment Company, 2,590 shares	**	21,237
	TIFI TEMPL EMG MKTS	Registered Investment Company, 408 shares	**	2,982
	WFA SM CAP VAL INST	Registered Investment Company, 1,182 shares	**	39,753
	Sub-total Mutual Funds			1,373,081

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity	Cash	**	13,529
	NISA	Cash	**	1,061
	ABB FIN USA INC 1.625% 5/08/17	Corporate Bond 1.625% 5/8/17	**	285
	ABBEY NATL 3.875 11/10/14 144A	Corporate Bond 3.875% 11/10/14 144A	**	1,580
	ABBVIE INC	Corporate Bond 1.2% 11/6/15	**	263
	ABBVIE INC 1.75% 11/06/17 WI	Corporate Bond 1.75% 11/06/17	**	2,810
	ACE INA HOLDINGS	Corporate Bond 5.7% 2/15/17	**	797
	AETNA INC 1.5% 11/15/17	Corporate Bond 1.5% 11/15/17	**	94
	ALLYA 2013-1 A3 .63% 5/15/17	Mortgage backed security .63% 5/15/17	**	2,626
	ALLYL 2012-SN1 A3 .57% 8/20/15	Mortgage backed security .57% 8/20/15	**	2,194
	AMAZON.COM INC	Corporate Bond 1.2% 11/29/17	**	314
	AMEREN CORPORATION	Corporate Bond 8.875% 5/15/14	**	109
	AMERICAN EX MTN 1.3% 07/29/16	Corporate Bond 1.3% 7/29/16	**	931
	AMERICAN EX MTN 2.8% 9/19/16	Corporate Bond 2.8% 9/19/16	**	379
	AMERICAN EXP .875% 11/13/15	Corporate Bond .875% 11/13/15	**	773
	AMERICAN EXPRESS 1.55% 5/22/18	Corporate Bond 1.55% 5/22/18	**	753
	American General Life	Synthetic GIC - 1.598%	**	37
	AMERICAN HONDA 1.5% 9/17 144A	Corporate Bond 1.5% 9/17 144A	**	759
	AMERICAN HONDA FIN 2.125 10/18	Corporate Bond 2.125% 10/18	**	883
	AMERICAN INTL GRP 3% 3/20/15	Corporate Bond 3% 3/20/15	**	1,130
	AMERICAN INTL GRP 3.8% 3/22/17	Corporate Bond 3.8% 3/22/17	**	1,691
	AMXCA 2012-2 A .68% 3/18	Mortgage backed security .68% 3/18	**	5,121
	AMXCA 2012-5 A 0.59% 5/18	Mortgage backed security .59% 5/18	**	6,274
	AMXCA 2013-3 A .98% 05/19	Mortgage backed security .98% 5/19	**	860
	APACHE CORP 1.75% 4/15/17	Corporate Bond 1.75% 4/15/17	**	205
	APPLE INC 1% 5/3/18	Corporate Bond 1% 5/3/18	**	2,810
	ASIAN DEVELOPMENT BANK	Corporate Bond 5.593% 7/16/18	**	89
	AT&T INC 1.4% 12/01/17	Corporate Bond 1.4% 12/01/17	**	765
	AT&T INC 2.4% 8/15/16	Corporate Bond 2.4% 8/15/16	**	691
	AT&T INC 2.95% 5/15/16	Corporate Bond 2.95% 5/15/16	**	727
	AUSTRALIA & NZ 1.45% 5/15/18	Corporate Bond 1.45% 5/15/18	**	2,200
	AUSTRALIA & NZ 1.875% 10/06/17	Corporate Bond 1.875% 10/6/17	**	770
	AUSTRALIA & NZ BK .9% 2/12/16	Corporate Bond .9% 2/12/16	**	1,145
	AVALONBAY COMM 3.625% 10/1/20	Corporate Bond 3.625% 10/1/20	**	412
	BACM 2006-4 A1A CSTR 7/46	Mortgage backed security 7/46	**	2,069
	BANK AMER FDG CRP 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	1,339
	BANK MONTREAL MTN 2.5% 1/11/17	Corporate Bond 2.5% 1/11/17	**	698
	BANK OF AMERICA CORP	Corporate Bond 3.7% 9/1/15	**	138
	BANK OF AMERICA CORP	Corporate Bond 6.5% 8/1/16	**	456
	BANK OF AMERICA CORP	Corporate Bond 5.625% 10/14/16	**	152
	BANK OF AMERICA CORP	Corporate Bond 5.75% 12/1/17	**	735
	BANK OF AMERICA CORP	Corporate Bond 2% 1/11/18	**	376
	BANK OF AMERICA CRP MTN 2 1/18	Corporate Bond 2% 1/18	**	1,511
	BANK OF AMERICA NA	Corporate Bond 1.125% 11/14/16	**	604
	BANK OF NOVA SCOTIA	Corporate Bond 1.1% 12/13/16	**	310
	BANK OF NY MTN 2.4% 1/17/17	Corporate Bond 2.4% 1/17/17	**	1,034
	Bank of Tokyo - Mitsubushi	Synthetic GIC - 1.598%	**	37
	BANK T-M UFJ 1.65% 2/26/18 144	Corporate Bond 1.65% 2/28/18 144	**	744
	BAPTIST HEALTH SO FLOR INC	Corporate Bond 4.59% 8/15/21	**	245
	BARCLAYS MTN 3.9% 4/7/15	Corporate Bond 3.9% 4/7/15	**	1,575

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BB&T CORP MTN B/E 3.2% 3/15/16	Corporate Bond 3.2% 3/15/16	**	707
	BB&T CORPORATION	Corporate Bond 2.05% 6/19/18	**	357
	BEAM INC 1.75% 06/15/18	Corporate Bond 1.75% 06/15/18	**	1,322
	BEAR STEARNS COS LLC	Corporate Bond 6.4% 10/2/17	**	147
	BERK HATH INC 1.9% 1/31/17	Corporate Bond 1.9% 1/31/17	**	701
	BERKSHIRE HATH FIN 1.6 5/15/17	Corporate Bond 1.6% 5/15/17	**	943
	BG ENERGY 2.875% 10/16 144A	Corporate Bond 2.875% 10/16 144A	**	682
	BK NOVA SCOTIA 1.375 12/18/17	Corporate Bond 1.375% 12/18/17	**	1,144
	BK NOVA SCOTIA 1.375% 7/15/16	Corporate Bond 1.375% 7/15/16	**	1,526
	BMWLT 2013-1 A3 .54% 09/15	Mortgage backed security .54% 09/15	**	773
	BP CAPITAL MARKET 3.2% 3/11/16	Corporate Bond 3.2% 3/11/16	**	731
	BP CAPITAL MARKETS PLC	Corporate Bond 2.248% 11/1/16	**	653
	BPCM 1.375% 5/10/18	Corporate Bond 1.375% 5/10/18	**	748
	BRIT COLMB PROV 2.1% 5/18/16	Corporate Bond 2.1% 5/18/16	**	2,208
	BRITISH COLMB PRO 1.2% 4/25/17	Corporate Bond 1.2% 4/25/17	**	2,940
	BSCMS 05-PWR8 A4 4.674 6/41	Mortgage backed security 4.674% 6/41	**	750
	BSCMS 05-T18 A4 4.933% 2/42	Mortgage backed security 4.933% 2/42	**	1,035
	BSCMS 06-PW11 AAB CSTR 3/39	Mortgage backed security 3/39	**	218
	BSCMS 06-PW12 A1A CSTR 9/38	Mortgage backed security 9/38	**	1,086
	BSCMS 2006-PW13 A1A 5.533 9/41	Mortgage backed security 5.533% 9/41	**	1,528
	BSCMS 2006-T22 A1A CSTR 4/38	Mortgage backed security 4/38	**	1,664
	BTEL 1.625% 06/28/16	Corporate Bond 1.625% 6/28/16	**	534
	CANADA GOVT .875% 2/14/17	Foreign Bond .875% 2/14/17	**	773
	CAPITAL ONE FIN CO 1% 11/06/15	Corporate Bond 1% 11/6/15	**	1,617
	CAPITAL ONE NAT 1.5% 03/22/18	Corporate Bond 1.5% 3/22/18	**	732
	CARMX 2012-3 A3 0.52% 7/17	Mortgage backed security .52% 7/17	**	580
	CARMX 2013-3 A3 .97% 11/15/16	Mortgage backed security .97% 11/15/16	**	1,659
	CAROLINA POWER & LIGHT	Corporate Bond 5.3% 1/15/19	**	209
	CATERPILLAR FINANCIAL SE	Corporate Bond 1.35% 9/6/16	**	523
	CATERPILLAR FINANCIAL SE	Corporate Bond 5.85% 9/1/17	**	324
	CATHOLIC HEALTH INITIATIVES	Corporate Bond 1.6% 11/1/17	**	452
	CATHOLIC HEALTH INITIATIVES	Corporate Bond 2.95% 11/1/22	**	277
	CCCIT 13-A3 A3 1.11% 7/23/18	Mortgage backed security 1.11% 7/23/18	**	1,482
	CCCIT 2012-A1 A1 0.55% 10/17	Mortgage backed security .55% 10/17	**	2,120
	CCCIT 2013-A6 A6 1.32% 09/18	Mortgage backed security 1.32% 9/18	**	1,772
	CD 06-CD2 A1B CSTR 1/46	Mortgage backed security 1/46	**	2,510
	CD 2005-CD1 A4 CSTR 7/44	Mortgage backed security 7/44	**	468
	CD 2007-CD5 A1A 5.8% 11/44	Mortgage backed security 5.8% 11/44	**	1,740
	CELLCO PART/VERIZON WIRELESS	Corporate Bond 8.5% 11/15/18	**	891
	CFGNR 2011-150 D 3% 4/37	Mortgage backed security 3% 4/37	**	201
	CGCMT 13-GC11 A1 0.672% 12/17	Mortgage backed security .672% 12/17	**	544
	CGCMT 2006-C5 A4 5.431 10/49	Mortgage backed security 5.431% 10/49	**	679
	CHAIT 2012-A3 A3 0 6/17	Mortgage backed security 6/17	**	3,423
	CHAIT 2012-A5 A5 .59% 8/17	Mortgage backed security 8/17	**	5,712
	CHAIT 2012-A8 A8 0.54% 10/17	Mortgage backed security 10/17	**	4,454
	CHAIT 2013-A8 A8 1.01% 10/18	Mortgage backed security 10/18	**	1,773
	CHARLES SCHWAB CORP	Corporate Bond 2.2% 7/25/18	**	638
	CHEVRON CORP	Corporate Bond 1.718% 6/24/18	**	1,105
	CHEVRON CORP 0.889% 06/24/16	Corporate Bond .889% 6/24/16	**	396
	CHEVRON CORP NE 1.104% 12/5/17	Corporate Bond 1.104% 12/5/17	**	1,397

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CINTAS CORPORATION NO 2	Corporate Bond 2.85% 6/1/16	**	166
	CITIGROUP 1.25% 1/15/16	Corporate Bond 1.25% 1/15/16	**	3,390
	CITIGROUP 3.953% 6/15/16	Corporate Bond 3.953% 6/15/16	**	362
	CITIGROUP INC	Corporate Bond 4.45% 1/10/17	**	1,634
	CITIGROUP INC	Corporate Bond 2.5% 9/26/18	**	324
	CITIGROUP INC 1.3% 11/15/16	Corporate Bond 1.3% 11/15/16	**	853
	CITIGROUP INC 1.7% 7/25/16	Corporate Bond 1.7% 7/25/16	**	923
	COCA COLA FEMSA SAB CV	Corporate Bond 2.375% 11/26/18	**	290
	COLGATE-PALMOLIVE 0.9% 5/1/18	Corporate Bond .9% 5/1/18	**	966
	COMCAST CABLE COMMUNICATIONS	Corporate Bond 8.875% 5/1/17	**	325
	COMERICA INC 3% 9/16/15	Corporate Bond 3% 9/16/15	**	79
	COMET 2013-A1 A1 .63% 11/18	Mortgage backed security .63% 11/18	**	4,678
	COMET 2013-A3 A3 .96% 9/19	Mortgage backed security .96% 9/19	**	1,691
	COMM 2006-C7 A1A CSTR 6/46	Mortgage backed security 6/46	**	1,815
	COMM 2006-C8 A4 0 12/46	Mortgage backed security 12/46	**	1,050
	COMM 2012-CR1 A1 1.116% 5/45	Mortgage backed security 1.116% 5/45	**	211
	COMM 2012-CR1 A2 2.35% 5/45	Mortgage backed security 2.35% 5/45	**	601
	COMM 2012-CR2 A1 .824% 08/45	Mortgage backed security .824% 08/45	**	262
	COMM 2012-CR5 A1 0.673% 12/45	Mortgage backed security .673% 12/45	**	474
	COMM 2012-LC4 A1 1.156% 12/44	Mortgage backed security 1.156% 12/44	**	778
	COMM 2013-CR9 A1 1.3440% 7/45	Mortgage backed security 1.3440% 7/45	**	371
	COMM 2013-LC6 A1 .7240% 1/46	Mortgage backed security .7240% 1/46	**	396
	COMMONWEALTH NY 1.95% 3/16/15	Corporate Bond 1.95% 3/16/15	**	1,114
	CONSOLIDATED NATURAL GAS	Corporate Bond 5% 12/1/14	**	68
	CORNING INC	Corporate Bond 1.45% 11/15/17	**	98
	CVS CAREMARK 2.25% 12/5/18	Corporate Bond 2.25% 12/5/18	**	654
	DAIMLER FIN 1.875% 9/15/14144A	Corporate Bond 1.875% 9/15/14 144A	**	669
	DAIMLER FIN 2.375% 8/18 144A	Corporate Bond 2.375% 8/18 144A	**	1,007
	DAIMLER FIN NOR 1.3% 7/15 144A	Corporate Bond 1.3% 7/15 144A	**	733
	DAIMLER FINA NA 1.65% 4/15 144	Corporate Bond 1.65% 4/15 144	**	728
	DAYTON POWER & LIGHT CO	Corporate Bond 1.875% 9/15/16	**	377
	DBUBS 2011-LC3A A1 2.238 8/44	Mortgage backed security 2.238% 8/44	**	112
	DCENT 2012-A1 A1 0.81% 8/17	Mortgage backed security .81% 8/17	**	1,556
	DCENT 2012-A3 A 0.86% 11/15/17	Mortgage backed security .86% 11/15/17	**	3,013
	DCENT 2013-A2 A2 .69% 07/18	Mortgage backed security .69% 7/18	**	3,865
	DCENT 2013-A5 A5 1.04% 04/19	Mortgage backed security 1.04% 4/19	**	1,756
	DEVON ENERGY CO 2.25% 12/15/18	Corporate Bond 2.25% 12/15/18	**	827
	DIAGEO CAPITAL PLC	Corporate Bond 1.125% 4/29/18	**	705
	DIAGEO CPTL PLC 1.5% 5/11/17	Corporate Bond 1.5% 5/11/17	**	1,100
	DISCOVER BANK	Corporate Bond 2% 2/21/18	**	598
	DOMINION GAS HLDGS LLC	Corporate Bond 1.05% 11/1/16	**	395
	DOMINION RESOUR 2.25% 9/1/15	Corporate Bond 2.25% 9/1/15	**	435
	DR PEPPER SNAPPLE GROUP	Corporate Bond 2.9% 1/15/16	**	147
	DUKE ENERGY COR 1.625% 8/15/17	Corporate Bond 1.625% 8/15/17	**	499
	DUKE ENERGY COR 2.1% 06/15/18	Corporate Bond 2.1% 6/15/18	**	470
	FED HOME LOAN MORTGAGE CORP	Government Bonds 1.25% 5/12/17	**	8,064
	FED HOME LOAN MORTGAGE CORP	Government Bonds 1.25% 10/2/19	**	567
	FED NATIONAL MORTGAGE ASSOC	Government Bonds 0.875% 8/28/17	**	2,477
	FED NATIONAL MORTGAGE ASSOC	Government Bonds 0.875% 2/8/18	**	3,558
	FHLG 5.50% 3/34 #G01665	Government Bonds 5.50% 3/34 #G01665	**	341

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLG 5.50% 5/34 #Z40042	Government Bonds 5.50% 5/34 #Z40042	**	2,555
	FHLG 10YR 3.00% 8/21 #J16393	Government Bonds 10YR 3.00% 8/21 #J16393	**	431
	FHLG 10YR 3.00% 8/21 #J16442	Government Bonds 10YR 3.00% 8/21 #J16442	**	384
	FHLG 15YR 3.50% 1/26 #G14312	Government Bonds 15YR 3.50% 1/26 #G14312	**	466
	FHLG 15YR 3.50% 4/27 #G14449	Government Bonds 15YR 3.50% 4/27 #G14449	**	1,210
	FHLG 15YR 3.50% 10/26 #G14450	Government Bonds 15YR 3.50% 10/26 #G14450	**	14
	FHLG 15YR 4.00% 4/26 #E02867	Government Bonds 15YR 4.00% 4/26 #E02867	**	317
	FHLG 15YR 4.00% 6/24 #G18312	Government Bonds 15YR 4.00% 6/24 #G18312	**	2
	FHLG 15YR 4.00% 7/24 #G13596	Government Bonds 15YR 4.00% 7/24 #G13596	**	2
	FHLG 15YR 4.00% 9/25 #E02787	Government Bonds 15YR 4.00% 9/25 #E02787	**	591
	FHLG 15YR 4.00% 9/25 #G14376	Government Bonds 15YR 4.00% 9/25 #G14376	**	2
	FHLG 15YR 4.50% 8/18 #E98688	Government Bonds 15YR 4.50% 8/18 #E98688	**	277
	FHLG 15YR 4.50% 9/18 #E99205	Government Bonds 15YR 4.50% 9/18 #E99205	**	102
	FHLG 15YR 4.50% 10/18 #E99833	Government Bonds 15YR 4.50% 10/18 #E99833	**	139
	FHLG 15YR 4.50% 11/18 #B10931	Government Bonds 15YR 4.50% 11/18 #B10931	**	85
	FHLG 15YR 5.00% 4/20 #G13598	Government Bonds 15YR 5.00% 4/20 #G13598	**	473
	FHLG 15YR 5.00% 6/14 #E77224	Government Bonds 15YR 5.00% 6/14 #E77224	**	2
	FHLG 25YR 5.50% 7/35 #G05815	Government Bonds 25YR 5.50% 7/35 #G05815	**	230
	FHLM ARM 2.98% 8/41 #1B8533	Government Bonds 2.98% 8/41 #1B8533	**	317
	FHLM ARM 3.07% 9/41 #1B8608	Government Bonds 3.07% 9/41 #1B8608	**	172
	FHLM ARM 3.53% 4/40 #1B4657	Government Bonds 3.53% 4/40 #1B4657	**	187
	FHLM ARM 3.58% 4/40 #1B4702	Government Bonds 3.58% 4/40 #1B4702	**	141
	FHLM ARM 3.88% 1/35 #848084	Government Bonds 3.88% 1/35 #848084	**	31
	FHLM ARM 4.68% 1/36 #847584	Government Bonds 4.68% 1/36 #847584	**	51
	FHLM ARM 5.78% 10/35 #1N0063	Government Bonds 5.78% 10/35 #1N0063	**	23
	FHLM ARM 4.199% 8/36 #848185	Government Bonds 4.199% 8/36 #848185	**	181
	FHLM ARM 4.889% 3/33 #847126	Government Bonds 4.889% 3/33 #847126	**	2
	FHLM ARM 4.941% 11/35 #1J1228	Government Bonds 4.941% 11/35 #1J1228	**	167
	FHLM ARM 5.084% 8/35 #1J0005	Government Bonds 5.084% 8/35 #1J0005	**	41
	FHLM ARM 3.224% 4/41#1B8179	Government Bonds 3.224% 4/41#1B8179	**	120
	FHLM ARM 3.242% 9/1/41#1B8659	Government Bonds 3.242% 9/1/41#1B8659	**	103
	FHLM ARM 3.283 6/1/41	Government Bonds 3.283% 6/1/41	**	139
	FHLM ARM 3.464% 5/1/41#1B8304	Government Bonds 3.464% 5/1/41 #1B8304	**	127
	FHLM ARM 3.627% 6/1/41#1B8372	Government Bonds 3.627% 6/1/41 #1B8372	**	191
	FHLM ARM 3.717% 05/41#1B8124	Government Bonds 3.717% 05/41 #1B8124	**	186
	FHLMC .75% 1/12/18	Government Bonds .75% 1/12/18	**	1,091
	FHLMC 1.25% 5/12/17	Government Bonds 1.25% 5/12/17	**	1,855
	FHR 2011-3938 BE 2% 10/21	Government Bonds 2011-3938 BE 2% 10/21	**	1,091
	FHR 2866 XE 4 12/18	Government Bonds 2866 XE 4% 12/18	**	121
	FHR 3102 FD 1ML+30 1/36	Government Bonds 3102 FD 1ML+30 1/36	**	1,013
	FHR 3117 JF 1ML+30 2/36	Government Bonds 3117 JF 1ML+30 2/36	**	399
	FHR 3415 PC 5% 12/37	Government Bonds 3415 PC 5% 12/37	**	284
	FHR 3659 EJ 3% 6/18	Government Bonds 3659 EJ 3% 6/18	**	512
	FHR 3741 HD 3% 11/15/39	Government Bonds 3741 HD 3% 11/15/39	**	464
	FHR 3763 QA 4% 4/34	Government Bonds 3763 QA 4% 4/34	**	596
	FHR 3820 DA 4% 11/35	Government Bonds 3820 DA 4% 11/35	**	558
	FHR 3943 EF 1ML+25 2/26	Government Bonds 3943 EF 1ML+25 2/26	**	563
	FHR 4046 LA 3% 11/2026	Government Bonds 4046 LA 3% 11/2026	**	1,406
	FHR 4176 BA 3% 2/33	Government Bonds 4176 BA 3% 2/33	**	782
	FHR 4181 LA 3% 3/37	Government Bonds 4181 LA 3% 3/37	**	1,063

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHR SER 4221 CLS GA 1.4% 7/23	Government Bonds 4221 CLS GA 1.4% 7/23	**	2,516
*	Fidelity short term cash fund	FID INST CASH PORT: MM FUND CLASS I SHS F/N/A	**	25,047
	FIFTH THIRD BAN 3.625% 1/25/16	Corporate Bond 3.625%1/25/16	**	412
	FIFTH THRD BANC 1.45% 02/28/18	Corporate Bond 1.45% 2/28/18	**	748
	FISCAL YR 2005 SECURITIZATION CORP NY	Corporate Bond 4.93% 4/1/20	**	150
	FNMA 5.50% 11/34 #310105	Government Bonds 5.50% 11/34 #310105	**	1,861
	FNMA 6.50% 7/32 #545759	Government Bonds 6.50% 7/32 #545759	**	86
	FNMA 6.50% 7/32 #545762	Government Bonds 6.50% 7/32 #545762	**	22
	FNMA 6.50% 7/35 #745092	Government Bonds 6.50% 7/35 #745092	**	35
	FNMA 6.50% 8/36 #888034	Government Bonds 6.50% 8/36 #888034	**	58
	FNMA 6.50% 8/36 #888544	Government Bonds 6.50% 8/36 #888544	**	269
	FNMA 6.50% 8/36 #AE0746	Government Bonds 6.50% 8/36 #AE0746	**	226
	FNMA 6.50% 12/32 #735415	Government Bonds 6.50% 12/32 #735415	**	33
	FNMA 6.50% 12/35 #AD0723	Government Bonds 6.50% 12/35 #AD0723	**	315
	FNMA .5% 9/28/15	Government Bonds .5% 9/28/15	**	22,546
	FNMA .875% 2/8/18	Government Bonds .875% 2/8/18	**	2,715
	FNMA 0.5% 7/02/15	Government Bonds 0.5% 7/02/15	**	6,138
	FNMA 0.625% 8/26/16	Government Bonds 0.625% 8/26/16	**	4,422
	FNMA 1.625% 10/26/15	Government Bonds 1.625% 10/26/15	**	1,306
	FNMA 1.625% 11/27/18	Government Bonds 1.625% 11/27/18	**	14,831
	FNMA 1.875% 09/18/18	Government Bonds 1.875% 9/18/18	**	15,782
	FNMA 15YR 3.50% 1/26 #AL1168	Government Bonds 15YR 3.50% 1/26 #AL1168	**	487
	FNMA 15YR 3.50% 3/27 #AL1746	Government Bonds 15YR 3.50% 3/27 #AL1746	**	1,887
	FNMA 15YR 3.50% 5/27 #AL1741	Government Bonds 15YR 3.50% 5/27 #AL1741	**	3
	FNMA 15YR 3.50% 5/27 #AL1751	Government Bonds 15YR 3.50% 5/27 #AL1751	**	1
	FNMA 15YR 4.00% #AL2088	Government Bonds 15YR 4.00% #AL2088	**	2,828
	FNMA 15YR 4.00% 8/18 #727438	Government Bonds 15YR 4.00% 8/18 #727438	**	159
	FNMA 15YR 4.50% 6/19 #745278	Government Bonds 15YR 4.50% 6/19 #745278	**	163
	FNMA 15YR 4.50% 7/20 #888653	Government Bonds 15YR 4.50% 7/20 #888653	**	72
	FNMA 15YR 6.00% 2/18 #684153	Government Bonds 15YR 6.00% 2/18 #684153	**	3
	FNMA 15YR 6.00% 10/16 #589129	Government Bonds 15YR 6.00% 10/16 #589129	**	8
	FNMA 15YR 6.00% 11/17 #671380	Government Bonds 15YR 6.00% 11/17 #671380	**	33
	FNMA 15YR 6.00% 11/17 #672789	Government Bonds 15YR 6.00% 11/17 #672789	**	6
	FNMA 15YR 6.00% 12/17 #673965	Government Bonds 15YR 6.00% 12/17 #673965	**	13
	FNMA 15YR 6.50% 4/17 #637244	Government Bonds 15YR 6.50% 4/17 #637244	**	33
	FNMA 15YR 7.00% 2/16 #569915	Government Bonds 15YR 7.00% 2/16 #569915	**	5
	FNMA 15YR 7.00% 2/18 #693327	Government Bonds 15YR 7.00% 2/18 #693327	**	42
	FNMA 15YR 7.00% 4/17 #636135	Government Bonds 15YR 7.00% 4/17 #636135	**	33
	FNMA 15YR 7.00% 6/16 #545122	Government Bonds 15YR 7.00% 6/16 #545122	**	2
	FNMA 15YR 7.00% 8/14 #323877	Government Bonds 15YR 7.00% 8/14 #323877	**	1
	FNMA 15YR 7.00% 8/16 #599602	Government Bonds 15YR 7.00% 8/16 #599602	**	30
	FNMA ARM 2.42% 11/36 #AD0710	Government Bonds 2.42% 11/36 #AD0710	**	41
	FNMA ARM 2.61% 4/35 #995609	Government Bonds 2.61% 4/35 #995609	**	81
	FNMA ARM 2.74% 8/41 #AH5259	Government Bonds 2.74% 8/41 #AH5259	**	612
	FNMA ARM 3.01% 8/41 #AI4358	Government Bonds 3.01% 8/41 #AI4358	**	111
	FNMA ARM 3.20% 1/40 #AC0599	Government Bonds 3.20% 1/40 #AC0599	**	257
	FNMA ARM 3.37% 9/41 #AI8935	Government Bonds 3.37% 9/41 #AI8935	**	156
	FNMA ARM 3.47% 3/40 #AD0820	Government Bonds 3.47% 3/40 #AD0820	**	214
	FNMA ARM 3.60% 3/40 #AD1555	Government Bonds 3.60% 3/40 #AD1555	**	248

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA ARM 4.21% 5/35 #889946	Government Bonds 4.21% 5/35 #889946	**	200
	FNMA ARM 4.285% 7/33#AD0066	Government Bonds 4.285% 7/33 #AD0066	**	332
	FNMA ARM 4.30% 2/35 #995017	Government Bonds 4.30% 2/35 #995017	**	226
	FNMA ARM 4.53% 12/34 #802852	Government Bonds 4.53% 12/34 #802852	**	114
	FNMA ARM 4.58% 7/35 #826362	Government Bonds 4.58% 7/35 #826362	**	221
	FNMA ARM 4.68% 11/34 #735011	Government Bonds 4.68% 11/34 #735011	**	117
	FNMA ARM 5.12% 6/35 #823810	Government Bonds 5.12% 6/35 #823810	**	37
	FNMA ARM 5.280% 3/35 #843014	Government Bonds 5.280% 3/35 #843014	**	13
	FNMA ARM 6.25% 6/36 #886983	Government Bonds 6.25% 6/36 #886983	**	16
	FNMA ARM 4.198% 11/34 #841068	Government Bonds 4.198% 11/34 #841068	**	754
	FNMA ARM 4.58% 7/35 #995273	Government Bonds 4.58% 7/35 #995273	**	81
	FNMA ARM 4.893% 10/35 #847787	Government Bonds 4.893% 10/35 #847787	**	17
	FNMA ARM 4.898% 5/35 #995272	Government Bonds 4.898% 5/35 #995272	**	19
	FNMA ARM 5.344% 7/35 #834917	Government Bonds 5.344% 7/35 #834917	**	7
	FNMA ARM 5.349% 12/34 #843013	Government Bonds 5.349% 12/34 #843013	**	19
	FNMA ARM 06/42#AO2244	Government Bonds 06/42 #AO2244	**	159
	FNMA ARM 09/41#AI9813	Government Bonds 09/41 #AI9813	**	115
	FNMA ARM 10/41#AJ3399	Government Bonds 10/41 #AJ3399	**	60
	FNMA ARM 11/40#AE6806	Government Bonds 11/40 #AE6806	**	100
	FNMA ARM 3.228% 7/41#AI3469	Government Bonds 3.228% 7/41 #AI3469	**	186
	FNMA ARM 3.365% 10/41#AI6819	Government Bonds 3.365% 10/41 #AI6819	**	100
	FNMA ARM 3.545% 07/41#AI6050	Government Bonds 3.545% 07/41 #AI6050	**	201
	FNMA ARM 3.752% 10/33 #755148	Government Bonds 3.752% 10/33 #755148	**	23
	FNMA ARM 3.753% 10/33 #746320	Government Bonds 3.753% 10/33 #746320	**	25
	FNMA ARM 3.984% 5/33 #703915	Government Bonds 3.984% 5/33 #703915	**	4
	FNMA ARM 4.293% 3/35 #815586	Government Bonds 4.293% 3/35 #815586	**	11
	FNMA ARM 4.358% 10/33 #754672	Government Bonds 4.358% 10/33 #754672	**	10
	FNMA ARM 4.512% 12/36 #995606	Government Bonds 4.512% 12/36 #995606	**	223
	FNMA ARM 4.53% 10/35 #995414	Government Bonds 4.53% 10/35 #995414	**	205
	FNMA ARM 4.55% 10/35 #995415	Government Bonds 4.55% 10/35 #995415	**	561
	FNMA ARM 4.801% 2/33 #695019	Government Bonds 4.801% 2/33 #695019	**	19
	FNMA ARM 5.05% 7/34 #801635	Government Bonds 5.05% 7/34 #801635	**	11
	FNR 2003-74 PG 4.5% 8/18	Government Bonds 2003-74 PG 4.5% 8/18	**	252
	FNR 2005-106 UF 1ML+30 11/35	Government Bonds 2005-106 UF 1ML+30 11/35	**	361
	FNR 2005-90 FC 1ML+25 10/35	Government Bonds 2005-90 FC 1ML+25 10/35	**	361
	FNR 2008-29 BG 4.7% 12/35	Government Bonds 2008-29 BG 4.7% 12/35	**	175
	FNR 2008-95 AD 4.5% 12/23	Government Bonds 2008-95 AD 4.5% 12/23	**	468
	FNR 2010-123 DL 3.5% 11/25	Government Bonds 2010-123 DL 3.5% 11/25	**	216
	FNR 2010-135 DE 2.25% 4/24	Government Bonds 2010-135 DE 2.25% 4/24	**	398
	FNR 2010-143 B 3.5% 12/25	Government Bonds 2010-143 B 3.5% 12/25	**	350
	FNR 2011-23 AB 2.75% 6/25/20	Government Bonds 2011-23 AB 2.75% 6/25/20	**	260
	FNR 2011-88 AB 2.5% 9/26	Government Bonds 2011-88 AB 2.5% 9/26	**	338
	FNR 2012-15 FP 1ML+38 6/40	Government Bonds 2012-15 FP 1ML+38 6/40	**	1,108
	FNR 2012-94 E 3% 6/22	Government Bonds 2012-94 E 3% 6/22	**	450
	FNR 2013-16 GP 3% 03/33	Government Bonds 2013-16 GP 3% 03/33	**	1,542
	FNR 2013-9 FA 1ML+35 03/42	Government Bonds 2013-9 FA 1ML+35 03/42	**	1,832
	FORD MTR CR 2.875% 10/01/18	Corporate Bond 2.875% 10/01/18	**	1,813
	FORDL 2012-A A4 1.03% 4/15	Mortgage backed security 1.03% 4/15	**	1,504
	FORDL 2012-B A3 0.57% 9/15	Mortgage backed security .57% 9/15	**	881
	FORDL 2013-A A3 0.60% 3/16	Mortgage backed security .60% 3/16	**	1,301
	FORDL 2013-B A3 .76% 09/16	Mortgage backed security .76% 9/16	**	680

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FORDO 2012-D A3 0.51% 4/17	Mortgage backed security .51% 4/17	**	920
	FORDO 2013-A A3 .55% 07/17	Mortgage backed security .55% 7/17	**	1,120
	FORDO 2013-B A3 .57% 6/16	Mortgage backed security .57% 6/16	**	989
	FRANCE TELECOM 2.125% 9/16/15	Corporate Bond 2.125% 9/16/15	**	220
	FREEPORT MC 2.375 3/15/18 WI	Corporate Bond 2.375% 3/15/18 WI	**	254
	G2SF 12-149 LF 1ML+25 12/42	Mortgage backed security 1ML+25 12/42	**	732
	GE CAP CORP 2.25% 11/9/15	Corporate Bond 2.25% 11/9/15	**	536
	GE CAP CORP 2.9% 1/09/17	Corporate Bond 2.9% 1/09/17	**	1,903
	GE CAP MTN 3.5% 6/29/15	Corporate Bond 3.5% 6/29/15	**	508
	GECMC 2005-C2 A4 CSTR 5/43	Mortgage backed security 5/43	**	1,787
	GECMC 2006-C1 A1A CSTR 3/44	Mortgage backed security 3/44	**	1,199
	GECMC 2006-C1 A4 CSTR 3/44	Mortgage backed security 3/44	**	1,065
	GE-CORP .85% 10/09/15	Corporate Bond .85% 10/09/15	**	812
	GEMNT 2009-4 A 3.8% 11/17	Mortgage backed security 3.8% 11/17	**	3,333
	GEMNT 2012-1 A 1.03% 1/18	Mortgage backed security 1.03% 1/18	**	2,819
	GENERAL ELE CAP CR 1.5 7/12/16	Corporate Bond 1.5% 7/12/16	**	916
	GENERAL ELEC 2.95% 5/09/16	Corporate Bond 2.95% 5/09/16	**	161
	GENERAL ELEC CAP 1.0% 1/8/16	Corporate Bond 1.0% 1/8/16	**	931
	GENERAL ELEC CAP CORP	Corporate Bond 2.9% 1/9/17	**	2,598
	GENERAL ELEC MTN3.35% 10/17/16	Corporate Bond 3.35% 10/17/16	**	684
	GENZYME CORP	Corporate Bond 3.625% 6/15/15	**	178
	GMACC 2004-C2 A4 5.301% 8/38	Mortgage backed security 5.301% 8/38	**	633
	GNMA 30YR 5.5% 06/35#783800	Government Bonds 30YR 5.5% 06/35 #783800	**	411
	GNMA 30YR 5.5% 11/35#783799	Government Bonds 30YR 5.5% 11/35 #783799	**	855
	GNR 13-41 PA 2.5% 04/40	Mortgage backed security 2.5% 4/40	**	942
	GNR 2010-112 PM 3.25% 9/33	Mortgage backed security 3.25% 9/33	**	136
	GNR 2010-120 FB 1ML+30 9/35	Mortgage backed security 1ML+30 9/35	**	449
	GNR 2010-99 PT 3.5% 8/33	Mortgage backed security 3.5% 8/33	**	174
	GNR 2012-149 MF 1ML+25 12/42	Mortgage backed security 1ML+25 12/42	**	1,766
	GNR 2013-37 F 0.4712% 3/20/43	Mortgage backed security .4712% 3/20/43	**	484
	GNR 2013-9 F VAR 1ML+25 1/43	Mortgage backed security 1ML+25 1/43	**	1,279
	GOLDCORP INC	Corporate Bond 2.125% 3/15/18	**	123
	GOLDMAN SAC GRP 3.625% 2/07/16	Corporate Bond 3.625% 2/07/16	**	1,458
	GOLDMAN SACH GRP 3.3% 5/03/15	Corporate Bond 3.3% 5/03/15	**	1,522
	GOLDMAN SACH MTN 1.6% 11/23/15	Corporate Bond 1.6% 11/23/15	**	709
	GOLDMAN SACHS GROUP INC	Corporate Bond 7.5% 2/15/19	**	864
	GOLDMAN SACHS MTN 3.7% 8/1/15	Corporate Bond 3.7% 8/1/15	**	2,080
	GSINC 2.375% 1/22/18	Corporate Bond 2.375% 1/22/18	**	780
	GSMS 04-GG2 A6 CSTR 8/38	Mortgage backed security 8/38	**	550
	GSMS 2006-GG6 A1A CSTR 4/38	Mortgage backed security 4/38	**	820
	GSMS 2006-GG6 A2 5.506% 4/38	Mortgage backed security 5.506% 4/38	**	27
	GSMS 2006-GG8 A1A 5.547 11/39	Mortgage backed security 5.547% 11/39	**	1,039
	GSMS 2011-GC5 A1 CSTR 8/44	Mortgage backed security 8/44	**	320
	GSMS 2012-GC6 A1 1.282% 1/45	Mortgage backed security 1.282% 1/45	**	157
	GSMS 2013-GC10 A1 .696% 2/46	Mortgage backed security .696% 2/46	**	109
	GSMS 2013-GC10 A2 1.84% 2/46	Mortgage backed security 1.84% 2/46	**	309
	GSMS 2013-GC12 A1 VAR 06/46	Mortgage backed security 6/46	**	513
	HAROT 2012-2 A3 0.7% 2/16	Mortgage backed security .7% 2/16	**	892
	HAROT 2013-1 A3 .48% 12/15	Mortgage backed security .48% 12/15	**	1,869
	HAROT 2013-2 A3 .53% 2/17	Mortgage backed security .53% 2/17	**	560

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HAROT 2013-3 A3 0.77% 05/17	Mortgage backed security .77% 05/17	**	1,093
	HART 2013-A A3 0.56% 7/17	Mortgage backed security .56% 7/17	**	740
	HART 2013-B A3 .71% 09/17	Mortgage backed security .71% 9/17	**	1,593
	HART 2013-C A3 1.01% 02/18	Mortgage backed security 1.01% 2/18	**	482
	HEWLETT-PACKARD 2.625% 12/9/14	Corporate Bond 2.625% 12/9/14	**	672
	HSBC 1.5% 05/15/18 144A	Corporate Bond 1.5% 5/15/18 144A	**	2,983
	HSBC BANK 3.1% 5/24/16 144A	Corporate Bond 3.1% 5/24/16 144A	**	1,460
	HSBC USA INC 1.625% 1/16/18	Corporate Bond 1.625% 1/16/18	**	672
	HUNTINGTON NATL BK 1.35% 8/16	Corporate Bond 1.35% 8/16	**	426
	HYUNDAI CAP 1.875% 8/9/16 144A	Corporate Bond 1.875% 8/9/16 144A	**	241
	HYUNDAI CAP AM 1.625 10/15 144	Corporate Bond 1.625% 10/15 144	**	436
	INTEL CORP	Corporate Bond 1.35% 12/15/17	**	792
	INTEL CORP 1.35% 12/15/17	Corporate Bond 1.35% 12/15/17	**	765
	INTERCONT EXCH 2.5% 10/15/18	Corporate Bond 2.5% 10/15/18	**	619
	JERSEY CENTRAL PWR & LT	Corporate Bond 7.35% 2/1/19	**	79
	JP Morgan Chase	Synthetic GIC - 1.598%	**	37
	JP MORGAN CHASE & CO	Corporate Bond 3.45% 3/1/16	**	292
	JP MORGAN CHASE & CO	Corporate Bond 6% 1/15/18	**	88
	JP MORGAN CHASE & CO	Corporate Bond 1.625% 5/15/18	**	956
	JP MORGAN CHASE 1.125% 2/26/16	Corporate Bond 1.125% 2/26/16	**	3,359
	JPMC CO MTN 3.7% 1/20/15	Corporate Bond 3.7% 1/20/15	**	492
	JPMCC 13-C13 A1 1.3029% 01/46	Mortgage backed security 1.3029% 01/46	**	2,051
	JPMCC 13-LC11 A1 .7664% 04/46	Mortgage backed security .7664% 04/46	**	864
	JPMCC 2005-LDP2 A3 4.697 7/42	Mortgage backed security 4.697% 7/42	**	210
	JPMCC 2006-CB16 A1A 5.546 5/45	Mortgage backed security 5.546% 5/45	**	2,380
	JPMCC 2006-LDP7 A1A CSTR 4/45	Mortgage backed security 4/45	**	1,939
	JPMCC 2007-LD11 A2 CSTR 6/49	Mortgage backed security 6/49	**	256
	JPMCC 2012-C6 A2 2.2058% 5/45	Mortgage backed security 2.2058% 5/45	**	714
	JPMCC 2012-LC9 A1 .6698% 12/47	Mortgage backed security .6698% 12/47	**	1,008
	JPMCC 2013-C10 .7302% 12/15/47	Mortgage backed security .7302% 12/15/47	**	378
	JPMORGAN CHASE 3.15% 7/05/16	Corporate Bond 3.15% 7/05/16	**	972
	JPMORGAN CHASE 1.1% 10/15/15	Corporate Bond 1.1% 5 10/15/15	**	1,610
	KEYBANK NATL 1.65% 2/1/18	Corporate Bond 1.65% 2/1/18	**	497
	KEYCORP	Corporate Bond 2.3% 12/13/18	**	500
	KINDER MORGAN EN 2.65 2/1/19	Corporate Bond 2.65% 2/1/19	**	409
	LBUBS 05-C1 A1A 4.581% 2/15/30	Mortgage backed security 4.581% 2/15/30	**	1,105
	LBUBS 2004-C8 4.799% 12/29	Mortgage backed security 4.799% 12/29	**	605
	LBUBS 2005-C1 AAB CSTR 2/30	Mortgage backed security 2/30	**	59
	LBUBS 2006-C6 A4 5.372% 9/39	Mortgage backed security 5.372% 9/39	**	273
	M&I MARSH&ILSLEY 4.85 6/16/15	Corporate Bond 4.85% 6/16/15	**	1,045
	MANITOBA (PROV) 1.125% 6/1/18	Corporate Bond 1.125% 6/1/18	**	1,953
	MARSHMCLEN 2.55% 10/15/18	Corporate Bond 2.55% 10/15/18	**	214
	MASSMUTUAL GBL 2.1 8/2/18 144A	Corporate Bond 2.1% 8/2/18 144A	**	1,808
	MASSMUTUAL GLBL 2% 4/5/17 144A	Corporate Bond 2% 4/5/17 144A	**	725
	MBALT 2013-A A3 .59% 02/16	Mortgage backed security .59% 02/16	**	1,411
	MBALT 2013-B A3 0.62% 07/16	Mortgage backed security .62% 7/16	**	1,308
	MBART 2013-1 A3 0.78% 08/17	Mortgage backed security .78% 08/17	**	1,133
	MCKESSON CORP 0.95% 12/04/15	Corporate Bond .95% 12/4/15	**	148
	MDAMERICAN ENR 2 11/15/18 144A	Corporate Bond 2% 11/15/18 144A	**	935
	MEDTRONIC INC	Corporate Bond 1.375% 4/1/18	**	236

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MET LIFE GLBL 1.5 1/18 144A	Corporate Bond 1.5% 1/18 144A	**	3,486
	MET LIFE GLBL 2.5 9/29/15 144A	Corporate Bond 2.5% 9/29/15 144A	**	1,948
	MET LIFE GLBL FD 2% 1/9/15 144	Corporate Bond 2% 1/9/15 144	**	1,167
	METLIFE INC	Corporate Bond 6.75% 6/1/16	**	604
	METLIFE INC STEP 12/15/17	Corporate Bond 12/15/17	**	250
	MICROSOFT CORP	Corporate Bond 1.625% 9/25/15	**	706
	MICROSOFT CORP .875% 11/15/17	Corporate Bond .875% 11/15/17	**	225
	MIDAMERICAN ENERGY HLDGS	Corporate Bond 5.75% 4/1/18	**	289
	MIZUHO CORP 1.85% 3/21/18 144A	Corporate Bond 1.85% 3/21/18 144A	**	979
	MIZUHO CORP BK 1.55 10/17 144A	Corporate Bond 1.55% 10/17 144A	**	1,127
	MLCFC 2006-3 A4 CSTR 7/46	Mortgage backed security 7/46	**	2,925
	MLMT 05-CKI1 A1A CSTR 11/37	Mortgage backed security 11/37	**	429
	MLMT 2006-C2 A1A CSTR 8/43	Mortgage backed security 8/43	**	1,415
	Monumental Life Insurance Company	Synthetic GIC - 1.628%	**	38
	MORGAN STANL MTN 4.2% 11/20/14	Corporate Bond 4.2% 11/20/14	**	207
	MORGAN STANLEY	Corporate Bond 6% 04/28/15	**	440
	MORGAN STANLEY 2.125% 4/25/18	Corporate Bond 2.125% 4/25/18	**	785
	MORGAN STANLEY 3.45% 11/2/15	Corporate Bond 3.45% 11/2/15	**	193
	MORGAN STANLEY 4.1% 1/26/15	Corporate Bond 4.1% 1/26/15	**	1,155
	MSBAM 2012-C5 A1 .916% 8/45	Mortgage backed security .916% 8/45	**	573
	MSC 2006-HQ9 A4 CSTR 7/44	Mortgage backed security 7/44	**	737
	MSC 2006-IQ11 A1A CSTR 10/42	Mortgage backed security 10/42	**	1,757
	MSTDW 1.75% 2/25/16	Corporate Bond 1.75% 2/25/16	**	2,515
	MYLAN INC	Corporate Bond 2.55% 3/28/19	**	645
	NABISCO INC	Corporate Bond 7.55% 6/15/15	**	209
	NALT 2012-B A4 0.74% 9/18	Mortgage backed security .74% 9/18	**	479
	NALT 2013-A A3 .61% 04/16	Mortgage backed security .61% 4/16	**	1,540
	NAROT 2013-A A3 .50% 5/17	Mortgage backed security .50% 5/17	**	1,380
	NAROT 2013-B A3 0.84% 11/17	Mortgage backed security .84% 11/17	**	1,595
	NATIONAL AUSTR 1.6% 8/07/15	Corporate Bond 1.6% 8/7/15	**	1,482
	NATIONAL AUSTR NY BR 2% 3/9/15	Corporate Bond 2% 3/9/15	**	737
	NATIONAL CITY BANK OF OHIO	Corporate Bond 5.8% 6/7/17	**	362
	NCUA GTD NTS MA 1.4% 6/12/15	Government Bonds 1.4% 6/12/15	**	945
	NEF 2005-1 A5 4.74% 10/45	Mortgage backed security 4.74% 10/45	**	217
	NETAPP INC	Corporate Bond 2% 12/15/17	**	173
	NEW YORK LIFE 1.3% 10/17 144A	Corporate Bond 1.3% 10/17 144A	**	1,940
	NORDEA BK AG .875% 5/16 144A	Corporate Bond .875% 5/16 144A	**	2,271
	NORTHROP GRUMMA 1.75% 06/01/18	Corporate Bond 1.75% 06/01/18	**	977
	ORACLE CORP	Corporate Bond 1.2% 10/15/17	**	692
	PACIFICORP	Corporate Bond 5.65% 7/15/18	**	235
	PACIFICORP	Corporate Bond 5.55 1/15/19	**	175
	PEPSICO INC 7.9% 11/01/18	Corporate Bond 7.9% 11/1/18	**	823
	PERRIGO CO LTD	Corporate Bond 1.3% 11/8/16	**	490
	PERRIGO CO LTD	Corporate Bond 2.3% 11/8/18	**	373
	PHILIP MORS INT 1.875% 1/15/19	Corporate Bond 1.875% 1/15/19	**	844
	PNC BANK NA	Corporate Bond 1.3% 10/3/16	**	1,110
	PNC BANK NA	Corporate Bond 6% 12/7/17	**	69
	PNC BK NA 1.3% 10/3/16	Corporate Bond 1.3% 10/3/16	**	909
	PNC FUNDING CORP	Corporate Bond 5.625% 2/1/17	**	181
	PRICOA GLBL F 1.6% 5/18 144A	Corporate Bond 1.6% 5/18 144A	**	1,145

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	PRINCIPAL FINANCIAL GROUP	Corporate Bond 1.85% 11/15/17	**	74
	PROCTER & GAMBLE - ESOP	Corporate Bond 9.36% 1/1/21	**	176
	PROCTER & GAMBLE 1.6% 11/15/18	Corporate Bond 1.6% 11/15/18	**	1,551
	PROCTER & GAMBLE 1.8% 11/15/15	Corporate Bond 1.8% 11/15/15	**	687
	RABOBANK NDL 1.7% 3/19/18	Corporate Bond 1.7% 3/19/18	**	1,498
	RABOBNK NEDRLD MTN 2.125 10/15	Corporate Bond 2.125% 10/15	**	393
	REPUBLIC SERVICES INC	Corporate Bond 5.5% 9/15/19	**	549
	REYNOLDS AMERN 6.75% 6/15/17	Corporate Bond 6.75% 6/15/17	**	564
	RIO TINTO FIN 1.375% 06/17/16	Corporate Bond 1.375% 6/17/16	**	1,488
	RIO TINTO FIN 1.625% 8/21/17	Corporate Bond 1.625% 8/21/17	**	1,144
	RIO TINTO FIN USA PLC	Corporate Bond 1.375% 6/17/16	**	458
	ROPER INDUSTRIES 2.05% 10/1/18	Corporate Bond 2.05% 10/1/18	**	1,465
	ROWAN COS INC	Corporate Bond 7.875% 8/1/19	**	130
	ROYAL BANK CAN 1.45% 09/09/16	Corporate Bond 1.45% 9/9/16	**	644
	ROYAL BK CAN GL .85% 03/08/16	Corporate Bond .85% 3/8/16	**	296
	ROYAL BK CAN GL 1.5% 01/14/18	Corporate Bond 1.5% 1/14/18	**	1,149
	ROYAL BK CANADA 2.3% 7/20/16	Corporate Bond 2.3% 7/20/16	**	360
	ROYAL BK CDA 2.2% 7/27/18	Corporate Bond 2.2% 7/27/18	**	1,265
	ROYAL BK CDA GBL .8% 10/30/15	Corporate Bond .8% 10/30/15	**	871
	ROYAL BK SCOTLND 2.55% 9/18/15	Corporate Bond 2.55% 9/18/15	**	3,724
	SABMILLER HLDG 2.2 8/1/18 144A	Corporate Bond 2.2% 8/1/18 144A	**	1,811
	SHELL INTL FIN 1.125% 8/21/17	Corporate Bond 1.125% 8/21/17	**	1,128
	SHERWIN WILLIAM 1.35% 12/15/17	Corporate Bond 1.35% 12/15/17	**	760
	SIMON PROPERTY 2.15% 9/15/17	Corporate Bond 2.15% 9/15/17	**	734
	SIMON PROPERTY 2.8% 1/30/17	Corporate Bond 2.8% 1/30/17	**	157
	SLMA 2004-A B 3ML+58 6/33	Mortgage backed security 3ML+58 6/33	**	103
	SLMA 2012-7 A2 1ML+28 9/19	Mortgage backed security 1ML+28 9/19	**	738
	State Street Bank & Trust Company	Synthetic GIC - 1.628%	**	38
	STRYKER CORP	Corporate Bond 1.3% 4/1/18	**	410
	SUMITOMO MITSUI BKG 1.8% 7/17	Corporate Bond 1.8% 7/17	**	1,086
	SUMITOMO MITSUI BKG 2.5% 7/18	Corporate Bond 2.5% 7/18	**	254
	SUNTRUST 2.35% 11/01/18	Corporate Bond 2.35% 11/1/18	**	875
	TAOT 2013-A A3 .55% 01/17	Mortgage backed security .55% 01/17	**	890
	TCI COMMUNICATIONS INC	Corporate Bond 8.75% 8/1/15	**	209
	TENN VLY AUTH 1.75% 10/15/18	Government Bonds 1.75% 10/15/18	**	1,316
	THERMO FISHER 1.3% 02/01/17	Corporate Bond 1.3% 2/1/17	**	237
	THERMO FISHER 2.4% 02/01/19	Corporate Bond 2.4% 2/1/19	**	149
	THOMSON CORP .875% 5/23/16	Corporate Bond .875% 5/23/16	**	372
	THOMSON REUTER CRP 1.3 2/23/17	Corporate Bond 1.3% 2/23/17	**	285
	THOMSON REUTERS CORP	Corporate Bond 0.875% 5/23/16	**	238
	TIME WARNER CABLE INC	Corporate Bond 6.75% 7/1/18	**	235
	TORONTO DOM 1.4% 4/30/18	Corporate Bond 1.4% 4/30/18	**	1,540
	TORONTO DOM BK 2.5% 7/14/16	Corporate Bond 2.5% 7/14/16	**	1,467
	TORONTO DOMINI 2.375% 10/19/16	Corporate Bond 2.375% 10/19/16	**	1,408
	TORONTO DOMINI 2.625% 09/10/18	Corporate Bond 2.625% 9/10/18	**	1,514
	TORONTO DOMINION BANK	Corporate Bond 2.625% 9/10/18	**	381
	TOTAL CAP CDA L 1.45% 01/15/18	Corporate Bond 1.45% 1/15/18	**	805
	TOTAL CAP INTL 1.55% 6/28/17	Corporate Bond 1.55% 6/28/17	**	700
	TOTAL CAPITAL INTL SA	Corporate Bond 1.5% 2/17/17	**	308
	TOTAL CAPITAL SA 1.5% 2/17/17	Corporate Bond 1.5% 2/17/17	**	715

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	TOYOTA MOTOR CRD 1.25% 10/5/17	Corporate Bond 1.25% 10/5/17	**	1,132
	TOYOTA MOTOR CREDIT CORP	Corporate Bond 3.2% 6/17/15	**	78
	TRANSCAPIT 5.67% 3/5/14 144A	Corporate Bond 5.67% 3/5/14 144A	**	1,077
	TRANSOCEAN INC	Corporate Bond 2.5% 10/15/17	**	209
	TYCO ELECTR 6.55% 10/1/17	Corporate Bond 6.55% 10/1/17	**	861
	TYCO ELECTR GR 2.375% 12/17/18	Corporate Bond 2.375% 12/17/18	**	170
	UBSBB 2012-C2 A1 1.006% 5/63	Mortgage backed security 1.006% 5/63	**	516
	UBSBB 2012-C4 A1 .6728 12/45	Mortgage backed security .6728% 12/45	**	412
	UBSBB 2013-C6 A1 .805% 4/46	Mortgage backed security.805% 4/46	**	452
	UBSCM 2012-C1 A1 1.032% 5/45	Mortgage backed security 1.032% 5/45	**	318
	UBSCM 2012-C1 A2 2.180% 5/45	Mortgage backed security 2.180% 5/45	**	622
	UNION BANK NA	Corporate Bond 1.5% 9/26/16	**	1,313
	UNION BK NA 3% 6/6/16	Corporate Bond 3% 6/6/16	**	2,106
	UNITEDHEALTH GROUP INC	Corporate Bond 1.875% 11/15/16	**	297
	UNITEDHEALTH GRP 1.875% 11/16	Corporate Bond 1.875% 11/16	**	512
	UNIVERSITY OF CALIFORNIA REVS	Corporate Bond 1.796% 7/1/19	**	344
	US BANCORP	Corporate Bond 1.95% 11/15/18	**	119
	USAA CAP CO 2.25% 12/13/16 144	Corporate Bond 2.25% 12/13/16 144	**	680
	USAA CAPITAL 1.05% 9/14 144A	Corporate Bond 1.05% 9/14 144A	**	766
	UST NOTE	Government Bonds 2.375% 8/31/14	**	1,749
	UST NOTE	Government Bonds 2.125% 11/30/14	**	4,497
	UST NOTE	Government Bonds 2.25% 01/31/15	**	4,240
	UST NOTE	Government Bonds 0.25% 2/15/15	**	957
	UST NOTE	Government Bonds 0.375% 3/15/15	**	15,549
	UST NOTE	Government Bonds 0.25% 3/31/15	**	85
	UST NOTE	Government Bonds 0.375% 4/15/15	**	2,738
	UST NOTE	Government Bonds 0.25% 5/31/15	**	19,959
	UST NOTE	Government Bonds 0.375% 6/15/15	**	3,764
	UST NOTE	Government Bonds 0.375% 6/30/15	**	336
	UST NOTE	Government Bonds 0.25% 7/15/15	**	3,904
	UST NOTE	Government Bonds 0.25% 7/31/15	**	516
	UST NOTE	Government Bonds 0.375% 8/31/15	**	105
	UST NOTE	Government Bonds 0.25% 10/31/15	**	115
	UST NOTE	Government Bonds 1.25% 10/31/15	**	5,736
	UST NOTE	Government Bonds 1.375% 11/30/15	**	3,220
	UST NOTE	Government Bonds 0.375% 2/15/16	**	4,543
	UST NOTE	Government Bonds 2.375% 3/31/16	**	1,999
	UST NOTE	Government Bonds 2% 4/30/16	**	4,754
	UST NOTE	Government Bonds 0.5% 6/15/16	**	6,375
	UST NOTE	Government Bonds 1.5% 6/30/16	**	11,818
	UST NOTE	Government Bonds 0.625% 7/15/16	**	7,264
	UST NOTE	Government Bonds 0.625% 8/15/16	**	221
	UST NOTE	Government Bonds 1% 9/30/16	**	1,643
	UST NOTE	Government Bonds 1% 10/31/16	**	11,269
	UST NOTE	Government Bonds 0.625% 11/15/16	**	1,117
	UST NOTE	Government Bonds 0.875% 1/31/17	**	4,521
	UST NOTE	Government Bonds 0.625% 5/31/17	**	6,004
	UST NOTE	Government Bonds 0.75% 6/30/17	**	3,063
	UST NOTE	Government Bonds 0.5% 7/31/17	**	4,905
	UST NOTE	Government Bonds 0.625% 9/30/17	**	5,903

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	UST NOTE	Government Bonds 0.75% 10/31/17	**	5,122
	UST NOTE	Government Bonds 0.875% 1/31/18	**	340
	UST NOTE	Government Bonds 0.75% 2/28/18	**	9,835
	UST NOTE	Government Bonds 0.75% 3/31/18	**	1,509
	UST NOTE	Government Bonds 1% 5/31/18	**	4,235
	UST NOTE	Government Bonds 1.5% 8/31/18	**	380
	UST NOTE	Government Bonds 1.25% 11/30/18	**	1,749
	UST NOTE .875% 1/31/18	Government Bonds .875% 1/31/18	**	25,025
	UST NOTES 0.25% 10/31/15	Government Bonds 0.25% 10/31/15	**	14,579
	UST NOTES 0.625% 12/15/16	Government Bonds 0.625% 12/15/16	**	44,031
	UST NOTES 1.25% 10/31/18	Government Bonds 1.25% 10/31/18	**	2,118
	USTN .750% 6/30/17	Government Bonds .750% 6/30/17	**	18,302
	USTN .875% 11/30/16	Government Bonds .875% 11/30/16	**	47,838
	USTN .875% 4/30/17	Government Bonds .875% 4/30/17	**	45,549
	USTN 1% 9/30/16	Government Bonds 1% 9/30/16	**	32,030
	USTN 1.5% 12/31/18	Government Bonds 1.5% 12/31/18	**	13,032
	USTN 1.75% 7/31/15	Government Bonds 1.75% 7/31/15	**	69,667
	USTN 2.5% 4/30/15	Government Bonds 2.5% 4/30/15	**	9,295
	VALET 2013-1 A3 .56% 8/17	Mortgage backed security .56% 8/17	**	1,498
	VALET 2013-2 A3 0.7% 04/18	Mortgage backed security .7% 4/18	**	1,700
	VENTAS RLTY 1.55% 09/26/16	Corporate Bond 1.55% 09/26/16	**	225
	VERIZON COM 2% 11/1/16	Corporate Bond 2% 11/1/16	**	1,372
	VERIZON COM 3.65% 09/14/18	Corporate Bond 3.65% 9/14/18	**	2,281
	VERIZON COMMUNICATIONS	Corporate Bond 2% 11/1/16	**	1,128
	VIACOM INC	Corporate Bond 2.5% 9/1/18	**	207
	VIACOM INC 2.5% 09/01/18	Corporate Bond 2.5% 9/1/18	**	121
	VIRGINIA ELECTRIC & POWER CO	Corporate Bond 5.95% 9/15/17	**	257
	VODAFONE GRP PLC 4.15% 6/10/14	Corporate Bond 4.15% 6/10/14	**	344
	VODAFONE GRUP PLC 1.5% 2/19/18	Corporate Bond 1.5% 2/19/18	**	745
	VOLKSWAGEN 1.6% 11/20/17 144A	Corporate Bond 1.6% 11/20/17 144A	**	742
	VOLKSWAGEN 2.125% 11/18 144A	Corporate Bond 2.125% 11/18 144A	**	1,691
	VOLKSWAGEN 2.375% 3/22/17 144A	Corporate Bond 2.375% 3/22/17 144A	**	764
	VWALT 2013-A A3 0.84% 07/16	Mortgage backed security .84% 7/16	**	1,175
	WAL MART STORES 2.25% 7/08/15	Corporate Bond 2.25% 7/8/15	**	791
	WAL MART STORES 2.8% 4/15/16	Corporate Bond 2.8% 4/15/16	**	1,095
	WALGREEN CO 1.8% 9/15/17	Corporate Bond 1.8% 9/15/17	**	569
	WAL-MART STORES 1.125% 4/18	Corporate Bond 1.125% 4/18	**	2,352
	WBCMT 06-C23 A1A CSTR 1/45	Mortgage backed security 1/45	**	1,642
	WBCMT 06-C24 A1A CSTR 3/45	Mortgage backed security 3/45	**	982
	WBCMT 2006-C23 A5 CSTR 1/45	Mortgage backed security 1/45	**	1,363
	WBCMT 2006-C25 A5 CSTR 5/43	Mortgage backed security 5/43	**	384
	WBCMT 2006-C26 A1A CSTR 6/45	Mortgage backed security 6/45	**	1,103
	WBCMT 2006-C29 A1A 5.297 11/48	Mortgage backed security 5.297% 11/48	**	792
	WBCMT 2007-C30 XP CSTR 12/43	Mortgage backed security 12/43	**	18
	WBCMT 2007-C31A A2 5.421% 4/47	Mortgage backed security 5.421% 4/47	**	324
	WELLPOINT INC 1.875% 1/15/18	Corporate Bond 1.875% 1/15/18	**	397
	WELLPOINT INC 2.3% 07/15/18	Corporate Bond 2.3% 7/15/18	**	646
	WELLS FARGO 1.5% 01/18	Corporate Bond 1.5% 1/18	**	1,130
	WELLS FARGO&COM 3.676% 6/15/16	Corporate Bond 3.676% 6/15/16	**	1,542
	WESTERN UNION CO 2.875 12/17	Corporate Bond 2.875% 12/17	**	859

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2013
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	WESTPAC BANKING CRP 2% 8/14/17	Corporate Bond 2% 8/14/17	**	1,343
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage backed security 1.676% 7/46	**	1,483
	WFRBS 13-C13 A1 0.778% 5/45	Mortgage backed security.778% 5/45	**	317
	WFRBS 13-C14 A1 .836% 6/15/46	Mortgage backed security.836% 6/15/46	**	323
	WFRBS 2011-C5 A1 1.456 11/44	Mortgage backed security 1.456% 11/44	**	137
	WFRBS 2012-C8 A1 .864% 8/45	Mortgage backed security.864% 8/45	**	337
	WFRBS 2012-C8 A2 1.881% 8/45	Mortgage backed security 1.881% 8/45	**	671
	WFRBS 2013-C11 A1 .799% 03/45	Mortgage backed security.799% 3/45	**	219
	WFRBS 2013-C14 A2 2.133% 6/46	Mortgage backed security 2.133% 6/46	**	310
	WOART 2012-A A3 0.64% 2/17	Mortgage backed security .64% 2/17	**	1,391
	WOART 2013-A A3 .64% 4/16/18	Mortgage backed security .64% 4/16/18	**	679
	WOLS 2013-A A3 1.10% 12/16	Mortgage backed security 1.1% 12/16	**	1,627
	WPACBKG 0.95% 01/12/16	Corporate Bond .95% 1/12/16	**	781
	WPACBKG 1.6% 1/12/18	Corporate Bond 1.6% 1/12/18	**	770
	XEROX CORP 2.75% 03/15/19	Corporate Bond 2.75% 3/15/19	**	1,012
	Sub-total Managed Income Funds			1,049,235
	Self-Directed Brokerage Account	27,023 Shares	**	27,023
	Total Assets			$2,858,208
*	Participant Loans	Interest rates ranging 3.25% - 7.75% Maturities ranging 1 to 61 months		$51,782

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 27, 2014	By: /s/ Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	36